UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ALLIANCE HEALTHCARE SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	33-0239910
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Bayview Circle, Suite 400 Newport Beach, CA	92660
(Address of principal executive offices)	(zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box  ☐

Securities Act registration statement file number to which this form relates: None

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Company’s Securities to be Registered.

This Form 8-A is being filed in connection with the listing by Alliance HealthCare Services, Inc. (the “Company”) of its common stock, $0.01 par value (the “Common Stock”), pursuant to Section 12(b) of the Securities Exchange Act of 1934, on The NASDAQ Global Market commencing on February 11, 2013. The Company is voluntarily delisting its Common Stock from the New York Stock Exchange as of the close of business on February 8, 2013.

The following summary is a description of the Common Stock pursuant to the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), the Company’s Amended and Restated By-laws, as amended (the “Bylaws”), and the Governance and Standstill Agreement (described below). The following summary does not purport to be complete and is subject to and qualified in its entirety by the provisions of the Company’s Certificate of Incorporation, Bylaws and Governance and Standstill Agreement.

General

The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, $0.01 par value (the “Preferred Stock”), which may be issued in one or more series, with such powers, designations, preferences and relative, participating or other special rights and qualifications, limitations or restrictions thereof as shall be determined by the board of directors.

Common Stock

As of December 31, 2012, the Company had 10,605,068 shares of Common Stock outstanding held by thirty-eight stockholders of record. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors. There is no right to cumulative voting in the election of directors. Except as otherwise provided in the Certificate of Incorporation or as required by Delaware law, all matters to be voted on by the Company’s stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes entitled to be cast by all shares of Common Stock present in person or represented by proxy, voting together as a single class. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

The Company’s board of directors has the authority, without further action by the stockholders, to designate and issue Preferred Stock in one or more series in order to provide the Company with flexibility in connection with possible acquisitions and other corporate purposes. The board of directors may also designate the rights, preferences and privileges of each series of Preferred Stock, any or all of which may be superior to the rights of the Common Stock. It is not possible to state the actual effect of the issuance of any shares of Preferred Stock upon the rights of holders of the Common Stock until the board of directors determines the specific rights of the holders of the Preferred Stock. However, these effects might include:

•	restricting dividends on the Common Stock;

•	diluting the voting power of the Common Stock;

•	impairing the liquidation rights of the Common Stock; and

•	delaying or preventing a change in control of the Company without further action by the stockholders.

The Company has no present plans to issue any shares of Preferred Stock.

Governance and Standstill Agreement

On March 16, 2007, in connection with the sale of 24,501,505 shares of Common Stock of the Company from a fund managed by an affiliate of Kohlberg Kravis Roberts & Co., L.P. to funds managed by Oaktree Capital Management, LLC (“Oaktree”) and MTS Health Investors, LLC (“MTS”), Oaktree and MTS entered into the Governance and Standstill Agreement with the Company.

The Governance and Standstill Agreement provides that Oaktree and MTS will have the right to three nominees to the board of directors for so long as they beneficially own an aggregate of at least 35% of the Company’s outstanding Common Stock. In the event that they beneficially own between 25% and 35% of the Company’s outstanding Common Stock, they will have the right to nominate two members to the board of directors. In the event they beneficially own between 15% and 25% of the Company’s outstanding Common Stock, they will have the right to nominate one member to the board of directors. In the event they beneficially own less than 15% of the Company’s outstanding Common Stock, they will have no contractual rights to nominate any members to the board of directors or to make any committee designees.

Anti-takeover Effects of Some Provisions of Delaware Law and the Company’s Charter Documents

A number of the provisions of Delaware law and the Company’s Certificate of Incorporation and Bylaws could make the acquisition of the Company through a tender offer, a proxy contest or other means more difficult and could also make the removal of incumbent officers and directors more difficult. These provisions include the protections of Section 203 of the Delaware Code, as described below, as well as the reservation of the Company of blank check preferred stock and the Company’s staggered board of directors. The Company expects these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with the board of directors.

Delaware Law

The Company is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless:

•

prior to the time of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers, and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation’s outstanding voting securities. The Company expects the existence of this provision to have an anti-takeover effect with respect to transactions the board of directors does not approve in advance. Section 203 may also discourage transactions that might result in a premium over the market price for the shares of Common Stock held by stockholders.

Charter Documents

The Certificate of Incorporation provides that the board of directors is divided into three classes serving staggered terms. Approximately one-third of the board of directors will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company and could increase the likelihood that incumbent directors will retain their positions.

The Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who:

•	was a stockholder of record on the record date for the meeting;

•	is entitled to vote at the meeting; and

•	has given to the Company’s corporate secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting.

The Bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, the Bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company. Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the Certificate of Incorporation or Bylaws. The following persons are authorized to call a special meeting of stockholders:

•	a majority of the board of directors;

•	the chairman of the board; or

•	the chief executive officer.

The inability of stockholders to call a special meeting will make it more difficult for a stockholder to force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders, and also will make it more difficult to replace the board of directors until the next annual meeting.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s Common Stock is the American Stock Transfer & Trust Company, LLC, which is located at 6201 15th Avenue, Brooklyn, NY 11219. The American Stock Transfer & Trust Company, LLC’s telephone number is (718) 921-8200.

Item 2. Exhibits.

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Company are registered on The NASDAQ Stock Market LLC, and the securities registered hereunder are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Alliance HealthCare Services, Inc.

Date: February 11, 2013	By:	/S/ HOWARD K. AIHARA
Howard K. Aihara
Executive Vice President and Chief Financial Officer